Tiziana Life Sciences plc
3rd Floor, 11-12 St James’s Square
London SW1Y 4LB
United Kingdom

November 19, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rolf Sundwall
Mark Brunhofer
Christine Westbrook
Suzanne Hayes

Re:	Tiziana Life Sciences plc
Acceleration Request for Post-Effective Amendment No. 1 to Registration Statement on Form F-1
File No. 333-226368

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Tiziana Life Sciences plc (the “Company”) hereby requests that the effective date of the above-referenced post-effective amendment No. 1 to the registration statement on Form F-1 (the “Post-Effective Amendment No. 1 to Registration Statement on Form F-1”) be accelerated to Monday, November 19, 2018, at 4:00 p.m., Eastern Standard Time, or as soon thereafter as practicable, unless we or our outside counsel, Cooley (UK) LLP, request by telephone that such Post-Effective Amendment No. 1 to Registration Statement on Form F-1 be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Post-Effective Amendment No. 1 to Registration Statement on Form F-1 is effective, please orally confirm the event with our counsel, Cooley (UK) LLP, by calling Edward Lukins at +44 (0) 20 7556 4261 or Edward Dyson at +44(0) 20 7556 4230.

If you have any questions regarding this request, please contact our counsel, Cooley (UK) LLP, by calling Edward Lukins at +44 (0) 20 7556 4261 or Edward Dyson at +44(0) 20 7556 4230. Thank you for your assistance with this matter.

Sincerely,

TIZIANA LIFE SCIENCES PLC

/s/ Kunwar Shailubhai
Kunwar Shailubhai
Chief Executive Officer